FORM 11-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-35258

Full title of the plan and the address of the plan, if different from that of the issuer named below:
DUNKIN’ BRANDS 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DUNKIN’ BRANDS GROUP, INC.

130 Royall Street
Canton, Massachusetts 02021

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Index of Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Administrative Committee of
Dunkin’ Brands Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 25, 2015

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2014 and 2013

	2014	2013
Investments at fair value:
Common collective trust	$10,947,117	11,993,990
Mutual funds	148,562,181	136,709,686
Dunkin’ Brands common stock	933,438	840,251
Total investments	160,442,736	149,543,927

Receivables:
Notes receivable from participants	1,969,450	2,023,359
Total receivables	1,969,450	2,023,359

Net assets available for plan benefits	$162,412,186	151,567,286

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2014

2014
Additions:
Participant contributions	$8,059,434
Rollover contributions	976,741
Employer contributions	3,800,838
Total contributions	12,837,013
Net depreciation in fair value of investments	(148,451)
Interest and dividend income	10,581,205
Total net additions	23,269,767

Deductions:
Distributions to participants	12,343,168
Administrative fees	81,699
Total deductions	12,424,867

Net increase	10,844,900

Net assets available for plan benefits, beginning of year	151,567,286

Net assets available for plan benefits, end of year	$162,412,186

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

1.     DESCRIPTION OF PLAN:

The following description of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by Dunkin’ Brands Group, Inc., covering substantially all employees of the Company who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Retirement Plan Administrative Committee (the "Committee") is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance and reports to the Retirement Plan Administrative Committee.

Throughout these financial statements, “the Company”, refers to Dunkin’ Brands Group, Inc. and its consolidated subsidiaries taken as a whole.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Upon meeting eligibility requirements, participants may contribute up to 80% of their eligible compensation on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional “catch-up” contribution subject to IRC limitations. Participants who do not make an affirmative deferral election upon becoming eligible are automatically enrolled in the Plan at a 2% deferral rate. Participant contributions may be matched by the Company, at the Company’s sole discretion. Unless otherwise determined and communicated by the Company in advance of a Plan year, matching contributions will be made equal to 100% of a participant's contributions, up to the first 4% of a participant's eligible compensation. However, the Company may suspend matching contributions for any period beginning after such suspension is communicated. During 2014, the Company made matching contributions equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

The Company’s board of directors may elect to contribute a discretionary non-elective amount in addition to matching contributions. Discretionary contributions are allocated based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. Participants must be employed on the last day of the Plan year to be eligible for such contributions. The Company did not make a non-elective discretionary contribution for 2014.

Participant Accounts

A separate account is established for each participant upon enrollment in the Plan. Each participant’s account is credited with the participant’s contributions, the participant’s share of the Company’s matching and additional discretionary contributions, and the participant’s allocation of the Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of earnings are based on participants’ account balances and fund selections. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following schedule:

Completed Years of Service	Percent Vested
Less than 1 year	0%
1 year	25%
2 years	50%
3 or more years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used first toward such restoration of any participant accounts, and then used to reduce future employer contributions or pay plan administrative expenses. During 2014, there were no forfeitures used for administrative expenses, and $69,542 was used to reduce employer contributions. Unapplied forfeitures remaining as of December 31, 2014 and 2013 were $210,269 and $131,070, respectively.

Unallocated Assets

The Plan holds assets in an unallocated account which receives contributions as a result of a revenue sharing agreement with Charles Schwab Bank. Funds in the account are used to pay plan expenses. During 2014, $77,199 was used to pay Plan expenses and $121,004 was credited to participant accounts. Unallocated assets were $84,887 and $73,108 at December 31, 2014 and 2013, respectively.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death, or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution, a partial distribution, or installment payments.

A participant may request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from a hardship, as defined in the plan document. A participant may also withdraw rollover contributions at any time.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Notes Receivable from Participants

A participant shall be entitled to a loan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. The minimum loan amount is $1,000. Participants may have only one loan outstanding at any given time. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within five years unless the proceeds are used to purchase a primary residence, in which case a longer repayment period may be allowed.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recent Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board issued new guidance related to disclosures for investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The new guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This guidance is required to be applied retrospectively and is effective for the Plan's fiscal year ending December 31, 2016. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the financial statements of the Plan.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Accounting standards require the statements of net assets available for plan benefits to present the fair value of the common collective trust, as well as the adjustment of the common collective trust from fair value to contract value, if any. The fair value of the common collective trust was considered to be the contract value at December 31, 2014 and 2013, respectively. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest, and are categorized as notes receivable from participants on the statements of net assets available for plan benefits. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Expenses of the Plan

Substantially all expenses incurred in the administration of the Plan are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3.    INVESTMENTS:

The following presents the Plan’s investments that as of December 31, 2014 and 2013 represented 5% or more of the net assets available for plan benefits:

	2014		2013
American Funds Balanced R5 Fund	$27,440,990	*	—
Blackrock Capital Appreciation Fund	16,161,643	*	15,631,103	*
Blackrock Equity Dividend Class I Fund	15,956,464	*	—
Vanguard Institutional Index Fund	14,619,753	*	12,156,783	*
Galliard Retirement Income Fund	10,947,117	*	11,993,990	*
PIMCO Total Return Fund	10,495,335	*	11,623,744	*
American Funds Balanced R4 Fund	—		25,217,923	*
Blackrock Equity Dividend Fund	—		15,070,813	*

*Represents 5% or more of the net assets available for the plan.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

During the year ended December 31, 2014, the Plan’s investments in mutual funds, common collective trusts, and Dunkin’ Brands Group, Inc. common stock (including investments bought, sold, and held during the year) (depreciated) appreciated in value by $(224,343), $171,261, and $(95,369), respectively.

4.    FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common collective trusts – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Dunkin’ Brands Group, Inc. common stock – Valued at the closing price reported on the active market on which the individual security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$10,947,117	—	10,947,117	—
Mutual funds:
Balanced	27,440,990	27,440,990	—	—
Blend	32,054,580	32,054,580	—	—
Bond	22,385,339	22,385,339	—	—
Growth	33,615,303	33,615,303	—	—
Value	33,065,969	33,065,969	—	—
Total mutual funds	148,562,181	148,562,181	—	—
Dunkin’ Brands Group, Inc. common stock	933,438	933,438	—	—
Total	$160,442,736	149,495,619	10,947,117	—

	2013
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$11,993,990	—	11,993,990	—
Mutual funds:
Balanced	25,217,923	25,217,923	—	—
Blend	26,995,066	26,995,066	—	—
Bond	19,941,430	19,941,430	—	—
Growth	33,428,030	33,428,030	—	—
Value	31,127,237	31,127,237	—	—
Total mutual funds	136,709,686	136,709,686	—	—
Dunkin’ Brands Group, Inc. common stock	840,251	840,251	—	—
Total	$149,543,927	137,549,937	11,993,990	—

The stable value common collective trust held by the Plan as of December 31, 2014 and 2013 has an objective of providing safety of principal, adequate liquidity, and competitive yield with low return volatility. To achieve this objective, the trust invests in the Wells Fargo Synthetic Stable Value Fund. There were no unfunded commitments. One year of notice is required to redeem the trust at contract value. The trustee may waive the notice period at their sole discretion. Participant directed redemptions are allowed daily with no restrictions.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

5.    PLAN TERMINATION:

The Plan was established with the intention that it will continue indefinitely. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

6.    PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Dunkin’ Brands Group, Inc. common stock. Because the Company is the plan sponsor, transactions involving Dunkin’ Brands Group, Inc. common stock also qualify as party-in-interest transactions.

7.    TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 25, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting standards require recording uncertain income tax positions that exist in the Plan's financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2014. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2011 through December 31, 2014.

8.    SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
EIN: 51-0120378
Plan Number: 001

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Aberdeen Global High Income A Fund	Mutual fund	**	$2,865,820
	Amercent Midcap Value Fund - Instl	Mutual fund	**	5,834,467
	American Beacon Small Cap Value Fund - Instl	Mutual fund	**	4,711,879
	American Funds Balanced R5 Fund	Mutual fund	**	27,440,990
	Baron Asset Fund	Mutual fund	**	7,626,077
	Baron Small Cap Fund	Mutual fund	**	4,672,748
	Blackrock Capital Appreciation Fund	Mutual fund	**	16,161,643
	Blackrock Equity Dividend Class I Fund	Mutual fund	**	15,956,464
	Columbia Mid Cap Index Z Fund	Mutual fund	**	3,014,955
	Columbia Small Cap Index Z Fund	Mutual fund	**	2,047,033
*	Dunkin’ Brands Group, Inc. Stock Fund	Common stock	**	933,438
	Europacific Growth R4 Fund	Mutual fund	**	4,168,109
	Galliard Retirement Income Fund	Common collective trust	**	10,947,117
	Invesco Real Estate Y Fund	Mutual fund	**	6,175,440
	Metropolitan West Total Return Bond I Fund	Mutual fund	**	1,668,675
	Oakmark International Fund	Mutual fund	**	6,563,159
	Oppenheimer Developing Markets Y Fund	Mutual fund	**	5,154,835
	Oppenheimer Intl Bond Y Fund	Mutual fund	**	1,322,952
	PIMCO Real Return Fund - Instl	Mutual fund	**	3,984,716
	PIMCO Total Return Fund	Mutual fund	**	10,495,335
	Vanguard Institutional Index Fund	Mutual fund	**	14,619,753
	Vanguard Total Bnd Mkt Idx Adm Fund	Mutual fund	**	2,047,841
	Vanguard Total Intl Stk Idx Adm Fund	Mutual fund	**	2,029,290

	Total investments on the statement of net assets available for plan benefits			160,442,736

*	Participant Loans	(4.25%-9.25%)	—	1,969,450

	Total investments on the Form 5500			$162,412,186

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dunkin’ Brands 401(k) Retirement Plan
(Name of Plan)

BY: Retirement Plan Administrative Committee
of Dunkin’ Brands Group, Inc.
as Plan Administrator

/s/ Ted L. Manley
Ted L. Manley
Vice President, Human Resources and
Chair of the Retirement Plan Administrative Committee
DATED: June 25, 2015